[CLEAN DIESEL LETTERHEAD]
December 30, 2010
VIA EDGAR
Mr. Jay Ingram
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Re:	Clean Diesel Technologies, Inc. Registration Statement on Form S-1 File No. 333-171431
Dear Mr. Ingram:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of Clean Diesel Technologies, Inc. (the “Registrant”), I hereby request that the effective date of the Registrant’s registration statement on Form S-1, File No. 333-171431, be accelerated to 9:00 a.m., Eastern Standard Time, or as soon as practical thereafter, today December 30, 2010.
     The Registrant acknowledges the following:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

     Thank you for your attention to this matter.

Very truly yours

CLEAN DIESEL TECHNOLOGIES, INC.

By:	/s/ Nikhil A. Mehta

Name:	Nikhil A. Mehta
Title:	Chief Financial Officer
cc: Robert M. Smith